Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Six Months Ended June 30, 2013
	2008	2009	2010	2011	2012
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$328,023	$224,705	$307,219	$408,669	$435,331	$266,381
Add: Fixed charges	57,792	74,750	97,991	110,946	120,321	64,747
Amortization of interest capitalized	641	715	729	739	755	395
Distributed income of equity investees	5,200	4,558	4,853	5,598	7,793	2,052
Less: Interest capitalized	(4,803)	(3,510)	(2,943)	(3,174)	(6,195)	(6,694)
Total earnings	$386,853	$301,218	$407,849	$522,778	$558,005	$326,881

FIXED CHARGES:
Interest expense	$51,961	$69,847	$93,436	$105,695	$111,786	$56,749
Interest capitalized	4,803	3,510	2,943	3,174	6,195	6,694
Debt amortization expense	767	1,112	1,401	1,831	2,087	1,080
Rent expense representative of interest factor	261	281	211	246	253	224
Total fixed charges	$57,792	$74,750	$97,991	$110,946	$120,321	$64,747
Ratio of earnings to fixed charges	6.7	4.0	4.2	4.7	4.6	5.0

* Excludes income from equity investments.